
05069981

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
OCT 31 2005
WASH. D.C.
182
SECTION

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

P.E. 10-3-05

For the month of October 2005 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the quarter ended September 30, 2005. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Management Discussion and Analysis on the Financial Condition and Results of Operations of the Company
- Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers and Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data
- Declaration from the Company Officials Responsible for the Information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 3 AÑO: 2005
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**66,830,361**	**100**	**67,836,306**	**100**
2	**ACTIVO CIRCULANTE**	**7,891,960**	**12**	**8,819,493**	**13**
3	EFECTIVO E INVERSIONES TEMPORALES	2,677,811	4	3,707,673	5
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,333,208	2	1,221,265	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	435,625	1	629,233	1
6	INVENTARIOS	2,623,305	4	2,524,514	4
7	OTROS ACTIVOS CIRCULANTES	822,011	1	736,808	1
8	**LARGO PLAZO**	**435,872**	**1**	**416,549**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	435,872	1	416,549	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,258,396**	**27**	**19,210,403**	**28**
13	INMUEBLES	2,553,153	4	2,702,018	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	28,574,494	43	27,797,085	41
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	13,392,844	20	12,167,957	18
17	CONSTRUCCIONES EN PROCESO	523,593	1	879,257	1
18	**ACTIVO DIFERIDO (NETO)**	**40,140,752**	**60**	**39,389,861**	**58**
19	**OTROS ACTIVOS**	**103,381**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**33,551,462**	**100**	**38,689,962**	**100**
21	**PASIVO CIRCULANTE**	**8,124,727**	**24**	**10,766,393**	**28**
22	PROVEEDORES	3,725,128	11	3,601,556	9
23	CREDITOS BANCARIOS	1,508,913	4	1,019,859	3
24	CREDITOS BURSATILES	0	0	2,854,453	7
25	IMPUESTOS POR PAGAR	164,698	0	1,228,379	3
26	OTROS PASIVOS CIRCULANTES	2,725,988	8	2,062,146	5
27	**PASIVO A LARGO PLAZO**	**20,644,164**	**62**	**22,994,951**	**59**
28	CREDITOS BANCARIOS	12,070,411	36	13,968,218	36
29	CREDITOS BURSATILES	8,573,750	26	8,998,270	23
30	OTROS CREDITOS	3	0	28,463	0
31	**CREDITOS DIFERIDOS**	**992,000**	**3**	**1,369,767**	**4**
32	**OTROS PASIVOS**	**3,790,571**	**11**	**3,558,851**	**9**
33	**CAPITAL CONTABLE**	**33,278,899**	**100**	**29,146,344**	**100**
34	**PARTICIPACION MINORITARIA**	**725,303**	**2**	**704,300**	**2**
35	**CAPITAL CONTABLE MAYORITARIO**	**32,553,596**	**98**	**28,442,044**	**98**
36	**CAPITAL CONTRIBUIDO**	**14,997,841**	**45**	**14,997,841**	**51**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,572	2	820,572	3
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	2,020,719	6	2,020,719	7
39	PRIMA EN VENTA DE ACCIONES	12,156,550	37	12,156,550	42
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**17,555,755**	**53**	**13,444,203**	**46**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	16,708,003	50	11,809,331	41
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	1	400,000	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,697,850)	(8)	(2,812,715)	(10)
45	**RESULTADO NETO DEL EJERCICIO**	3,145,602	9	4,047,587	14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,677,811**	**100**	**3,707,673**	**100**
46	EFECTIVO	1,134,027	42	963,995	26
47	INVERSIONES TEMPORALES	1,543,784	58	2,743,678	74
18	**CARGOS DIFERIDOS**	**40,140,752**	**100**	**39,389,861**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,626,948	4	45,444	0
49	CREDITO MERCANTIL	37,097,506	92	37,775,215	96
50	IMPUESTOS DIFERIDOS	1,416,298	4	1,569,202	4
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**8,124,727**	**100**	**10,766,393**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,647,431	45	3,875,901	36
53	PASIVOS EN MONEDA NACIONAL	4,477,296	55	6,890,492	64
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**2,854,453**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	2,854,453	100
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,725,988**	**100**	**2,062,146**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,725,988	100	2,062,146	100
27	**PASIVO A LARGO PLAZO**	**20,644,164**	**100**	**22,994,951**	**100**
59	PASIVO EN MONEDA EXTRANJERA	7,140,414	35	8,508,132	37
60	PASIVO EN MONEDA NACIONAL	13,503,750	65	14,486,819	63
29	**CREDITOS BURSATILES LARGO PLAZO**	**8,573,750**	**100**	**8,998,270**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	8,573,750	100	8,998,270	100
30	**OTROS CREDITOS**	**3**	**100**	**28,463**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	3	100	28,463	100
31	**CREDITOS DIFERIDOS**	**992,000**	**100**	**1,369,767**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	992,000	100	1,369,767	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**3,790,571**	**100**	**3,558,851**	**100**
68	RESERVAS	672,557	18	554,428	16
69	OTROS PASIVOS	3,118,014	82	3,004,423	84
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,697,850)**	**100**	**(2,812,715)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(2,697,850)	(100)	(2,812,715)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** ANO: **2005**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(232,767)	(1,946,900)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	672,557	554,428
74	NUMERO DE FUNCIONARIOS (*)	425	408
75	NUMERO DE EMPLEADOS (*)	31,726	31,318
76	NUMERO DE OBREROS (*)	23,270	23,765
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,530,201	1,846,374,197
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** ANO: **2005**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**36,942,940**	**100**	**34,925,004**	**100**
2	COSTO DE VENTAS	18,815,809	51	17,837,810	51
3	**RESULTADO BRUTO**	**18,127,131**	**49**	**17,087,194**	**49**
4	GASTOS DE OPERACION	11,929,070	32	11,492,472	33
5	**RESULTADO DE OPERACION**	**6,198,061**	**17**	**5,594,722**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	936,546	3	734,925	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**5,261,515**	**14**	**4,859,797**	**14**
8	OTRAS OPERACIONES FINANCIERAS	333,163	1	285,355	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**4,928,352**	**13**	**4,574,442**	**13**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,784,562	5	515,430	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**3,143,790**	**9**	**4,059,012**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**3,143,790**	**9**	**4,059,012**	**12**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**3,143,790**	**9**	**4,059,012**	**12**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	(21,832)	0	0	0
18	**RESULTADO NETO**	**3,165,622**	**9**	**4,059,012**	**12**
19	PARTICIPACION MINORITARIA	20,020	0	11,425	0
20	**RESULTADO NETO MAYORITARIO**	**3,145,602**	**9**	**4,047,587**	**12**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**36,942,940**	**100**	**34,925,004**	**100**
21	NACIONALES	21,108,825	57	20,217,174	58
22	EXTRANJERAS	15,834,115	43	14,707,830	42
23	CONVERSION EN DOLARES (***)	3,416,499	9	3,229,879	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**936,546**	**100**	**734,925**	**100**
24	INTERESES PAGADOS	1,812,428	194	1,897,605	258
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	224,196	24	285,194	39
27	GANANCIA EN CAMBIOS	235,563	25	(106,519)	(14)
28	RESULTADO POR POSICION MONETARIA	(416,123)	(44)	(984,005)	(134)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**333,163**	**100**	**285,355**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	333,163	100	285,355	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,784,562**	**100**	**515,430**	**100**
32	I.S.R.	1,826,846	102	526,697	102
33	I.S.R. DIFERIDO	(251,406)	(14)	(181,369)	(35)
34	P.T.U.	209,122	12	170,102	33
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 3 AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
36	VENTAS TOTALES	36,942,941	34,672,044
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	48,912,768	46,222,458
39	RESULTADO DE OPERACION (**)	8,528,575	7,951,484
40	RESULTADO NETO MAYORITARIO (**)	4,613,380	5,081,349
41	RESULTADO NETO (**)	4,633,406	5,093,349

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 3 ANO: 2005

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**12,518,768**	**100**	**11,937,476**	**100**
2	COSTO DE VENTAS	6,336,502	51	6,061,483	51
3	**RESULTADO BRUTO**	**6,182,266**	**49**	**5,875,993**	**49**
4	GASTOS DE OPERACION	4,015,257	32	3,813,320	32
5	**RESULTADO DE OPERACION**	**2,167,009**	**17**	**2,062,673**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	351,607	3	(149,143)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,815,402**	**15**	**2,211,816**	**19**
8	OTRAS OPERACIONES FINANCIERAS	96,025	1	(121,562)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,719,377**	**14**	**2,333,378**	**20**
10	PROVISION PARA IMPUESTOS Y P.T.U.	577,818	5	1,000,804	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,141,559**	**9**	**1,332,574**	**11**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,141,559**	**9**	**1,332,574**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,141,559**	**9**	**1,332,574**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,141,559**	**9**	**1,332,574**	**11**
19	PARTICIPACION MINORITARIA	7,200	0	11,000	0
20	**RESULTADO NETO MAYORITARIO**	**1,134,359**	**9**	**1,321,574**	**11**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** ANO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**12,518,768**	**100**	**11,937,476**	**100**
21	NACIONALES	7,225,260	58	6,907,125	58
22	EXTRANJERAS	5,293,508	42	5,030,351	42
23	CONVERSION EN DOLARES (***)	1,157,741	9	1,103,983	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**351,607**	**100**	**(149,143)**	**100**
24	INTERESES PAGADOS	682,420	194	615,359	413
25	PERDIDA EN CAMBIOS	4,086	1	0	0
26	INTERESES GANADOS	76,369	22	189,548	127
27	GANANCIA EN CAMBIOS	0	0	106,951	72
28	RESULTADO POR POSICION MONETARIA	(258,530)	(74)	(468,003)	(314)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**96,025**	**100**	**(121,562)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	96,025	100	(121,562)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**577,818**	**100**	**1,000,804**	**100**
32	I.S.R.	587,795	102	911,692	91
33	I.S.R. DIFERIDO	(80,892)	(14)	25,702	3
34	P.T.U.	70,915	12	63,410	6
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 3 AÑO: 2005

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**3,165,622**	**4,059,012**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,596,091	1,521,360
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**4,761,713**	**5,580,372**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(588,911)	551,158
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**4,172,802**	**6,131,530**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(3,525,566)	(3,511,870)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(626,100)	(548,525)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(4,151,666)**	**(4,060,395)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,124,299)**	**(1,496,067)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(1,103,163)	575,068
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	3,780,974	3,132,605
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,677,811	3,707,673

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,596,091**	**1,521,360**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	951,181	960,316
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	644,910	561,044
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(588,911)**	**551,158**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	348,083	241,985
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(188,440)	(230,897)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	93,029	571,649
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(542,709)	(160,030)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(298,874)	128,451
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(3,525,566)**	**(3,511,870)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(2,864,761)	(3,541,551)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	53,342	472,556
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(714,147)	(954,850)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	511,975
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(626,100)**	**(548,525)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(626,100)	(548,525)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,124,299)**	**(1,496,067)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(680,964)	(927,241)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(443,335)	(568,826)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** ANO: **2005**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	8.57	%	11.62	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	14.17	%	17.87	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.93	%	7.51	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	15.33	%	21.84	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	13.15	%	24.24	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.73	veces	0.68	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.68	veces	2.41	veces
8	ROTACION DE INVENTARIOS (**)	9.63	veces	7.00	veces
9	DIAS DE VENTAS POR COBRAR	8	días	8	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.55	%	7.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	50.20	%	57.03	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.01	veces	1.33	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	32.15	%	32.01	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	113.07	%	119.70	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.42	veces	2.95	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.46	veces	1.19	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.97	veces	0.82	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.65	veces	0.58	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.24	veces	0.23	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	32.96	%	34.44	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.89	%	15.98	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(1.59)	%	1.58	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	2.30	veces	3.23	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	84.92	%	86.49	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	15.08	%	13.51	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	60.57	%	61.98	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .00		$ .00	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00		$ .00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 17.63		$ 15.40	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .34		$ .30	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.69	veces	1.52	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	26.00	veces	16.00	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

INFORME DEL DIRECTOR.
2005
RESULTADOS TERCER TRIMESTRE Y NUEVE MESES

Los ingresos totales en el tercer trimestre de 2005 incrementaron 4.9% alcanzando Ps. 12,519 millones.
La utilidad de operación consolidada creció 5.0% a Ps. 2,167 millones y el margen operativo permaneció estable en 17.3% en el tercer trimestre de 2005.
La utilidad neta consolidada decreció 14.1% a Ps. 1,135 millones, resultando en una utilidad neta por acción de Ps. 0.61 durante el tercer trimestre de 2005.

Ciudad de México (Octubre 28, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca-Cola FEMSA" o la "Compañía"), el embotellador más grande de productos Coca-Cola de Latinoamérica y el segundo más grande del mundo en términos de volumen de ventas, anunció hoy sus resultados consolidados para el tercer trimestre de 2005.

"En términos generales, nuestro desempeño continua siendo favorecido por el desarrollo e implementación de nuestros modelos de multi-segmentación, nuestra experiencia compartiendo mejores prácticas comerciales y la optimización de nuestra cadena de valor.
Operacionalmente, México y Brasil representaron la mayoría del crecimiento de nuestros ingresos y utilidad en el trimestre. La fortaleza de la marca Coca-Cola y el inicio de nuestra estrategia de multi-segmentación fomentaron el crecimiento año contra año en México. Adicionalmente, nuestro nuevo modelo de negocios-incluyendo el rediseño de la estrategia en la forma de ir al mercado, la reintroducción de empaques retornables y una mejor coordinación con el sistema de embotelladores de Coca-Cola impulsaron el continuo crecimiento en Brasil," comentó Carlos Salazar, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Nuestros ingresos consolidados incrementaron 4.9% a Ps 12,519 millones en el tercer trimestre de 2005, como resultado de incrementos en todos nuestros territorios a excepción de Centroamérica. Más del 85% de nuestro crecimiento provino de México, Brasil y Colombia. El precio promedio por caja unidad fue Ps. 26.32 (US$ 2.43), 1.6% más alto que durante el tercer trimestre de 2005, comparado con el mismo periodo del año anterior, debido a incrementos en los precios promedio a lo largo de nuestros territorios, excepto en Centroamérica y Colombia.

El volumen total de ventas creció 3.0% a 472.2 millones de cajas unidad en el tercer trimestre de 2005, comparado con el mismo periodo de 2004. El crecimiento del volumen de ventas en México, Colombia y Brasil compensó por completo la disminución del volumen de ventas en Venezuela y Centroamérica. El volumen de ventas de refrescos aumentó 2.6% a 399.3 millones de cajas unidad, impulsado por volúmenes incrementales en México, Colombia y Brasil.

Nuestra utilidad bruta incrementó 5.2% a Ps. 6,183 millones en el tercer trimestre de 2005, comparado con el mismo periodo del año anterior; México representó más del 80% de este crecimiento. El margen bruto aumentó 20 puntos base a 49.4% en el tercer trimestre de 2005 de 49.2% en el mismo periodo de 2004.

Nuestra utilidad de operación consolidada creció 5.0% a Ps. 2,167 millones en el tercer trimestre de 2005, impulsada principalmente por incrementos en la utilidad de operación de México y Brasil, lo cual compensó por completo la disminución en Centroamérica, Colombia y Argentina. Nuestro margen de utilidad operativa permaneció estable en 17.3% en el tercer trimestre de 2005, comparado con el mismo periodo del año anterior.

Durante el tercer trimestre de 2005, nuestro costo integral de financiamiento fue Ps. 351 millones, reflejando i) una disminución en los ingresos por intereses como resultado de una reducción del balance en caja, ii) un incremento en los gastos por intereses debido principalmente a una mayor proporción de deuda en pesos mexicanos, la cual tiene tasas de interés más altas, iii) una depreciación del pesos mexicano frente al dólar de junio a septiembre de 2005, comparada con una apreciación durante el mismo periodo de 2004 y iv) una menor inflación aplicada a nuestra posición monetaria.

Durante el tercer trimestre de 2005, la tasa efectiva de impuestos fue de 33.6%, reflejando una reducción en la tasa de impuesto sobre la renta en México.

Nuestra utilidad neta mayoritaria fue de Ps. 1,135 millones en el tercer trimestre de 2005, una disminución de 14.1% comparada con el mismo periodo del año anterior, debido principalmente a un incremento en el costo integral de financiamiento durante 2005. La utilidad neta por acción ("UPA") fue de Ps. 0.61 (US$ 0.56 por ADR) calculada con base a 1,846.5 millones de acciones en circulación (cada ADR representa 10 acciones locales).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO

Al 30 de septiembre de 2005, el saldo en caja de Coca-Cola FEMSA fue de Ps. 2,678 millones (US$ 248 millones), una disminución de Ps. 1,103 millones (US$ 102 millones) comparado con el 31 de diciembre de 2004, como resultado de caja utilizada para reducir el nivel de deuda en relación al vencimiento de uno de nuestros "Certificados Bursátiles", como mencionamos en nuestro comunicado de prensa del trimestre anterior, y para prepagos de deuda bancaria. La disminución en caja por el capital de trabajo se debió a la estacionalidad de nuestro negocio y a pagos de impuestos que estaban provisionados al cierre de año de 2004.

La deuda total a corto plazo fue de Ps. 1,109 millones (US$ 103 millones) y la deuda a largo plazo fue de Ps. 20,644 millones (US$ 1,909 millones). Durante los primeros nueve meses de 2005 la reducción efectiva de deuda neta fue de Ps. 1,880 millones (US$ 174 millones). Los pagos de deuda bruta fueron de Ps. 2,983 millones (US$ 276 millones) y nuestro saldo en caja disminuyó en Ps. 1,103 millones (US$ 102 millones).

El costo promedio de la deuda durante el tercer trimestre fue de 8.8%, la siguiente tabla muestra la composición de la deuda por moneda y tasa de interés, al 30 de septiembre de 2005:

Moneda % Deuda Total(2) % Tasa de Interés Variable(2)(3)
U.S. dólares 22% 10%
Pesos mexicanos 72% 5%
Pesos colombianos 4% 39%
Otros (1) 1% 100%
(1) Incluye el equivalente de US$ 27.7 millones denominados en pesos argentinos y
US$ 3.8 millones denominados en quetzales guatemaltecos.
(2) Después de dar efecto a los swaps de tipo de cambio.
(3) Después de dar efecto a los swaps de tasa de interés.

RESULTADOS DE OPERACIÓN EN MÉXICO

Ingresos
Los ingresos de nuestras operaciones en México incrementaron 4.6% a Ps. 7,225 millones en el tercer trimestre de 2005, comparado con el mismo periodo del año anterior. El crecimiento en el volumen de ventas y el incremento en el precio promedio representaron cada uno aproximadamente el 50% de los ingresos incrementales. El precio promedio por caja unidad aumentó 1.9% a Ps. 27.33 (US$ 2.53) en el tercer trimestre de 2005. El incremento en el precio promedio por caja unidad fue resultado de volumen incremental de la marca Coca-Cola en presentaciones personales, las cuales tienen un precio promedio por caja unidad más alto. Excluyendo el volumen de agua Ciel en las presentaciones de 5.0, 19.0 y 20.0 litros nuestro precio promedio fue de Ps 31.45 (US$ 2.91).

El volumen total de ventas incrementó 2.3% a 262.3 millones de cajas unidad en el tercer trimestre de 2005, comparado con el mismo trimestre de 2004. El incremento en el volumen de ventas de refrescos y bebidas no carbonatadas, incluyendo agua en presentaciones personales, representó más del 65% de nuestro volumen incremental, el resto fue resultado principalmente de volumen incremental de ventas de agua en garrafón. El volumen de ventas de refrescos aumentó 1.5% comparado con el mismo periodo del año anterior, impulsado por la marca Coca-Cola. Excluyendo agua embotellada, el segmento de bebidas no carbonatadas creció 33.3% de una base pequeña en el tercer trimestre de 2005, como resultado de volumen incremental de Ciel Aquarius y Powerade.

Utilidad de Operación

Nuestra utilidad bruta creció 7.6% a Ps. 3,898 millones en el tercer trimestre de 2005, comparado con el mismo periodo de 2004, resultando en una expansión en el margen bruto de 140 puntos base a 53.9%. Este incremento fue resultado de una disminución en el costo de edulcorante, como resultado del efecto combinado de menores precios de azúcar y el uso de alta fructosa, la cual tiene menor precio que el azúcar, y la apreciación del peso mexicano año contra año aplicada a nuestros costos denominados en dólares, que en conjunto compensaron por completo los incrementos año contra año en precios de la resina de polietileno de tereftalato ("PET").

Los gastos de operación incrementaron 110 puntos base, como porcentaje de los ingresos totales, a 31.9% en el tercer trimestre de 2005, de 30.8% en el mismo periodo de 2004, como resultado de un incremento en el gasto de rotura de envase retornable y gastos relacionados con las continuas iniciativas de creación de valor. La utilidad de operación incrementó 6.6% a Ps. 1,594 millones en el tercer trimestre de 2005, resultando en 50 puntos base de mejora en el margen de utilidad de operación.

RESULTADOS DE OPERACIÓN EN CENTROAMÉRICA (Guatemala, Nicaragua, Costa Rica y Panamá)
Ingresos

Los ingresos decrecieron 3.5% a Ps. 820 millones en el tercer trimestre de 2005, comparado con el mismo periodo del año anterior, debido a menor precio promedio por caja unidad. El precio promedio por caja unidad disminuyó 2.6% a Ps. 30.18 (US$ 2.79), principalmente como resultado de un entorno más competido en Nicaragua y Costa Rica, y a un cambio en la mezcla de nuestros empaques familiares hacia presentaciones más grandes.

El volumen total de ventas disminuyó 1.8% a 26.9 millones de cajas unidad en el tercer trimestre de 2005, comparado con el mismo periodo de 2004. La reducción de volumen fue resultado de una disminución de 2.7% en el volumen de ventas de refrescos a causa de un entorno más competitivo, lo cual no fue compensado por el 13.3% de crecimiento en agua embotellada y bebidas no carbonatadas.

Utilidad de Operación

La utilidad bruta decreció 2.3% en el tercer trimestre de 2005, comparado con el mismo periodo de 2004, a Ps. 375 millones. Sin embargo, como porcentaje de los ingresos totales el margen bruto incrementó 50 puntos base, debido principalmente a menores costos por caja unidad derivados de la estandarización en prácticas contables relacionadas con los gastos de rotura de envase retornable, que ahora son registrados en los gastos de operación

Nuestra utilidad de operación disminuyó 14.9% a Ps. 86 millones en el tercer trimestre de 2005, comparado con el mismo periodo de 2004, derivado de una menor absorción de costos fijos como resultado de menores ingresos y un ligero incremento en los gastos de operación. El margen de operación fue de 10.5% en el tercer trimestre de 2005, una disminución de 140 puntos base.

RESULTADOS DE OPERACIÓN EN COLOMBIA
Ingresos

Los ingresos totales incrementaron 8.0% a Ps. 1,202 millones en el tercer trimestre de 2005, comparado con el tercer trimestre de 2004. El crecimiento del volumen de ventas compensó por completo la disminución en el precio promedio. A pesar de incrementos de precios implementados durante el trimestre, no logramos compensar la inflación de los últimos doce meses, resultando en una reducción del precio promedio por caja unidad de 3.5% a Ps. 26.53 (US$ 2.45)

El volumen total de ventas fue de 45.4 millones de cajas unidad en el tercer trimestre de 2005, un incremento de 12.1%, comparado con el mismo periodo de 2004. El volumen de ventas de refrescos registró un fuerte crecimiento de 14.7%, lo cual compensó por completo una ligera disminución en el volumen de ventas de otras categorías. La marca de refrescos de sabores Crush fue cerca del 75% del volumen incremental y la marca Coca-Cola representó la mayoría de la diferencia.

Utilidad de Operación

La utilidad bruta disminuyó 1.5% a Ps. 544 millones en el tercer trimestre de 2005, comparado con el mismo periodo del año anterior, resultando en un margen bruto de 45.2%. La disminución en el margen bruto de 440 puntos base fue resultado de un efecto combinado de menor precio promedio por caja unidad y mayor costo por caja unidad debido al cambio en la mezcla de empaques hacia presentaciones no retornables, las cuales crecieron como porcentaje del volumen total de ventas a 47.6% de 41.8% en el tercer trimestre de 2004.

A pesar de incrementos en los gastos de mercadotecnia y mayores gastos como resultado de la introducción de botellas retornables, ambos relacionados con la introducción de la marca Crush, nuestros gastos de operación disminuyeron como porcentaje de los ingresos totales, derivado de mejores prácticas de ejecución, las cuales resultaron en una reducción de gastos de flete y de rotura de envase retornable. Nuestra utilidad de operación disminuyó 7.3% a Ps. 153 millones, debido principalmente a la disminución en la utilidad bruta, resultando en una reducción de margen de 210 puntos base.

RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos

Los ingresos de nuestras operaciones en Venezuela incrementaron 6.5% a Ps. 1,224 millones en el tercer trimestre de 2005, comparado con el mismo periodo de 2004, debido al incremento del precio promedio por caja unidad, el cual compensó por completo la disminución de 2.0% en el volumen de ventas. Nuestro precio promedio por caja unida aumentó 8.3% a Ps. 27.53 (US$ 2.55) como resultado de incrementos de precios implementados durante los últimos doce meses.

El volumen total de ventas disminuyó 2.0% a 44.3 millones de cajas unidad durante el tercer trimestre de 2005, comparado con el mismo periodo del año anterior, debido a la disminución del volumen de ventas de refrescos de sabores, la cual no fue compensada por completo el incremento en el volumen de ventas de marca Coca-Cola.

Utilidad de Operación

La utilidad bruta disminuyó 1.4% a Ps. 479 millones en el tercer trimestre de 2005, comparado con el mismo periodo del año anterior. Como porcentaje de los ingresos totales, nuestro margen bruto disminuyó a 39.1% en el tercer trimestre de 2005 de 42.3% en el mismo periodo de 2004. Esta reducción fue resultado de incrementos en los precios de materias primas y un cambio en la mezcla de empaques hacia presentaciones no retornables, las cuales crecieron como porcentaje del volumen total de ventas a 71.6% de 66.3% en el tercer trimestre de 2004.

Los gastos de operación decrecieron 1.8% a Ps. 425 millones en el tercer trimestre de 2005, como resultado del avance alcanzado en la estandarización de procesos administrativos y comerciales, el cual compensó por completo los incrementos salariales. La utilidad de operación creció 1.9% a Ps. 54 millones en el tercer trimestre de 2005; sin embargo, la disminución en gastos de operación no compensó por un mayor costo por caja unidad, resultando en un disminución del margen operativo de 20 puntos base a 4.4% en el tercer trimestre de 2005 comparado con el mismo periodo de 2004.

RESULTADOS DE OPERACIÓN EN ARGENTINA

Ingresos

En el tercer trimestre de 2005, nuestros ingresos totales aumentaron 2.4% a Ps. 639 millones, comparado con el mismo periodo del año anterior. El precio promedio por caja unidad creció 3.1% a Ps. 18.05 (US$ 1.67), como resultado de

i) un cambio positivo en la mezcla de producto hacia presentaciones personales en las marcas principales y premium, las cuales tienen un precio promedio por caja unidad más alto, ii), volúmenes incrementales de refrescos de los segmentos de marcas principales y premium combinando con un fuerte desempeño de nuestro portafolio de bebidas no carbonatadas e iii) incrementos de precio implementados durante el trimestre.

El volumen total de ventas incrementó 1.2% a 34.3 millones de cajas unidad, como resultado de volumen incremental de refrescos de marcas principales y premium, los cuales compensaron por completo la disminución del volumen de nuestras marcas de protección de valor. Las bebidas no carbonatadas y el agua embotellada duplicaron su tamaño, representando el 3.2% del volumen de ventas total.

Utilidad de Operación

Nuestra utilidad bruta aumentó 1.6% a Ps. 257 millones, comparado con el tercer trimestre de 2004. El margen bruto fue de 40.3% en el tercer trimestre de 2005, una disminución de 30 puntos base comparado con el mismo periodo de 2004, debido a mayores precios de la resina PET y al incremento en el costo laboral.

Los gastos de operación en el tercer trimestre de 2005 crecieron 9.3% comparado con el mismo periodo de 2004, debido a mayores gastos de flete y al incremento en los salarios. El crecimiento de los ingresos compensó parcialmente el incremento en costos y gastos, resultando en una disminución de la utilidad operativa de 9.7% a Ps. 93 millones en el tercer trimestre de 2005.

RESULTADOS DE OPERACIÓN EN BRASIL

A partir del segundo trimestre de 2005, no consolidamos la cerveza que distribuimos en Brasil en nuestro volumen de ventas y en ventas netas. En su lugar, la cantidad que recibimos por la distribución de cerveza en Brasil, está incluida en otros ingresos de operación. Hemos reclasificado los periodos previos en este comunicado para efectos de comparación. Consideramos que esta forma de presentar los resultados refleja de una mejor manera el desempeño de nuestras principales operaciones.

Ingresos

Nuestros ingresos totales incrementaron 7.6% a Ps. 1,434 millones en el tercer trimestre de 2005, comparado con el mismo periodo de 2004, como resultado principalmente de un crecimiento en el volumen de ventas ya que el precio promedio por caja unidad permaneció estable en términos reales en Ps. 23.67 (US$ 2.19).

El volumen total de ventas aumentó 7.1% a 59.0 millones de cajas unidad en el tercer trimestre de 2005. Este incremento incluyó un crecimiento de 6.8% en el volumen de refrescos, impulsado principalmente por las marcas Coca-Cola y Fanta, las cuales representaron más del 85% del volumen incremental durante el trimestre. El volumen de agua incremento 11.8% en el trimestre, debido a un mayor enfoque hacia la marca Crystal, tanto en mercadotecnia como en ejecución.

Utilidad de Operación

Durante el tercer trimestre de 2005, nuestra utilidad bruta incrementó 15.9% a Ps. 685 millones, comparado con el mismo periodo del año anterior. El margen bruto aumentó 350 puntos base a 47.8%; las eficiencias de manufactura y la apreciación del real en Brasil frente al dólar, aplicada a nuestros costos de materia prima denominados en dólares, compensaron por completo el incremento en los precios de materias primas.

Nuestros gastos de operación como porcentaje de los ingresos totales disminuyeron 70 puntos base en el tercer trimestre de 2005 de 32.7% a 33.4% en el mismo periodo de 2004, como resultado de mayores ingresos y mejoras operativas, entre ellas el incremento en la eficiencia de preventa. La utilidad de operación fue de Ps. 217 millones en el tercer trimestre de 2005, resultando en una expansión de 410 puntos base en el margen operativo a 15.1% en el tercer trimestre de 2005 de 11.0% en el mismo periodo de 2004.

RESUMEN DE LOS RESULTADOS DE LOS NUEVE MESES

Nuestros ingresos totales consolidados incrementaron 5.8% a Ps. 36,943 millones en los primeros nueve meses de 2005, comparado con los primeros nueve meses de 2004, como resultados del crecimiento en todos nuestros territorios, a excepción de Centroamérica. Más del 80% de nuestro crecimiento provino de México, Brasil y Colombia. El precio promedio por caja unidad consolidado aumentó 1.0% a Ps. 26.26 (US$ 2.43) en los primeros nueve meses de 2005. El precio promedio incrementó en todos nuestros territorios excepto en Centroamérica.

El volumen total de ventas aumentó 4.8% a 1,396.9 millones de cajas unidad en los primeros nueve meses de 2005, comparado con el mismo periodo del año anterior. El crecimiento en el volumen de ventas de México y Brasil representó más del 75% de nuestro volumen incremental. El volumen de ventas de refrescos incrementó 4.1% a 1,177.1 millones de cajas unidad, impulsado por volumen incremental en todas nuestras operaciones, con excepción de Centroamérica.

Nuestra utilidad bruta creció 6.1% a Ps. 18,127 millones en el los primeros nueve meses de 2005, comparado con los primeros nueve meses del año anterior, como resultado de un crecimiento de la utilidad bruta en todos nuestros territorios, excepto Centroamérica. Más del 85% de este crecimiento provino de Brasil y México. El margen bruto incrementó a 49.1% durante los primeros nueve meses de 2005 de 48.9% en los primeros nueve meses de 2004, como resultado de mayores ingresos en todos nuestros territorios excepto Centroamérica.

Nuestra utilidad de operación consolidada aumentó 10.8% a Ps. 6,198 millones en los primeros nueve meses de 2005, comparado con el mismo periodo de 2004. Brasil y México representaron más del 90% de este crecimiento. Nuestro margen de operación mejoró 80 puntos base a 16.8% en los primeros nueve meses de 2005.

Nuestra utilidad neta mayoritaria consolidada fue de Ps. 3,146 millones en los primeros nueve meses de 2005, una disminución de 22.3%, comparado con los primeros nueve meses de 2004, debido a un efecto no recurrente que incrementó la utilidad neta durante 2004 y a un efecto no recurrente que disminuyó la utilidad neta en el primer trimestre de 2005. La UPA fue de Ps. 1.70 (US$ 1.57 por ADR) calculada en base a 1,846.5 millones de acciones en circulación (cada ADR representa 10 acciones locales). Excluyendo los efectos mencionados anteriormente la utilidad neta mayoritaria hubiera crecido 16.2%.

EVENTOS RECIENTES

· The Coca-Cola Company nos ha informado que durante un periodo de tres años, incrementará los precios de concentrado para los refrescos en México y Brasil. En México, los incrementos elevarán el costo de los refrescos en presentaciones no-retornables.

Basado en nuestros estimados internos de ingresos y mezcla de volumen de ventas, el costo incremental en México sería de aproximadamente US$ 20 millones en 2007, incrementando en una cantidad similar gradualmente durante los siguientes dos años, alcanzando alrededor de US$ 60 millones para 2009. En Brasil, el incremento afectará todas las presentaciones de refrescos, y basados en el mismo estimado, nuestro costo incrementará aproximadamente US$ 1.0 millón en 2006, aumentando en una cantidad similar gradualmente durante los siguientes dos años, alcanzando alrededor de US$3.8 millones para 2008.

Le hemos informado a The Coca-Cola Company que con el objetivo de compensar el impacto a nuestra rentabilidad a consecuencia de dichos incrementos, tenemos la intención de reducir nuestra contribución a los gastos de mercadotecnia de sus marcas en México y Brasil, a partir de las mismas fechas en que se lleven a cabo dichos incrementos.

INFORMACIÓN PARA LA CONFERENCIA TELEFÓNICA

Nuestra Conferencia telefónica del tercer trimestre de 2005 se llevará a cabo el 28 de octubre de 2005 a las 11:00 A.M. Tiempo del Este (10:00 A.M. hora de México). Para participar en la conferencia telefónica, favor de marcar: U.S. locales: 800-561-2601 e Internacional: 617-614-3518. Adicionalmente estará disponible la transmisión en vivo a través de internet en www.coca-colafemsa.com <http://www.coca-colafemsa.com/>

Si usted no puede participar en la Conferencia en tiempo real, una repetición de la misma estará disponible hasta el 4 de noviembre de 2005. Para escuchar la repetición, favor de marcar: U.S. locales: 888-286-8010. Internacional: 617-801-6888. Contraseña: 98344233.

v v v

Coca-Cola FEMSA, S.A. de C.V. produce y distribuye Coca-Cola, Sprite, Fanta, Lift y otros productos de las marcas de The Coca-Cola Company en México (una parte importante del centro de México, incluyendo la ciudad de México y el Sureste de México), Guatemala (la ciudad de Guatemala y sus alrededores),

Nicaragua (todo el país), Costa Rica (todo el país), Panamá (todo el país), Colombia (la mayoría del país), Venezuela (todo el país), Brasil (São Paulo, Campiñas, Santos el estado de Mato Grosso do Sul y parte del estado de Goias) y Argentina (capital federal de Buenos Aires y sus alrededores), además de agua embotellada, cerveza y otras bebidas en algunos de estos territorios.

La compañía cuenta con 30 plantas embotelladoras en los países en Latinoamérica y atiende aproximadamente 1,500,000 detallistas en la región. The Coca-Cola Company tiene una participación del 39.6% en el capital accionario de Coca-Cola FEMSA.

v v v

Las cifras de las operaciones de la Compañía en México y de sus operaciones internacionales consolidadas fueron preparadas de acuerdo a los principios de contabilidad generalmente aceptados en México (PCGA mexicanos). Todas las cifras están expresadas en pesos mexicanos constantes con poder adquisitivo al 30 de septiembre de 2005. Para fines de comparación las cifras de la compañía para 2005 y 2004, han sido re-expresadas tomando en cuenta la inflación local de cada uno de los países con referencia al índice de precios al consumidor y convertidas de la moneda local a pesos mexicanos usando el tipo de cambio al 30 de septiembre de 2005. Además, todas las comparaciones para el tercer trimestre de 2005 contenidas en este reporte, han sido hechas contra cifras del periodo comparable de 2004, a menos que se indique lo contrario.

Este comunicado de prensa puede contener declaraciones a futuro referentes al desempeño futuro de Coca-Cola FEMSA y deben ser tomadas como estimados de buena fe de Coca-Cola FEMSA. Estas declaraciones a futuro reflejan el punto de vista de las expectativas de la administración y están basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e incertidumbres que podrían tener un impacto importante en el desempeño real de la compañía, muchas de las cuales están fuera del control de Coca-Cola FEMSA.

Referencias a "US$" son a dólares americanos. Este comunicado de prensa contiene conversiones de ciertas cifras en pesos a dólares estadounidenses únicamente para comodidad del lector. Estas conversiones no deben ser interpretadas como declaraciones de que las cifras en pesos realmente representan tales cifras en dólares americanos o que pueden ser convertidas según las tasas indicadas.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas de años anteriores en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores inflacionarios.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores inflacionarios.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores inflacionarios para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores inflacionarios mexicanos y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del año. Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de casas de bolsa, valuados a valor de mercado.

Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan con base en factores inflacionarios, considerando su antigüedad promedio.

El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, con base al tiempo de transmisión de los anuncios.
Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

Propiedades, Planta y Equipo:
Se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores inflacionarios, excepto las botellas y cajas. El activo fijo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Edificios y construcciones 40 años
Maquinaria y equipo 13 años
Equipo de distribución 10 años
Otros activos 9 años

Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. La Compañía clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo.

Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y cajas, y un año para envase de plástico retornable. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no ha sido recibido depósito alguno, son registradas en resultados cuando son entregadas a los clientes.

Inversiones en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales no se tiene un valor de mercado observable, se valúan al costo de adquisición actualizado mediante la aplicación de factores derivados de la inflación del país de origen. Las inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales se tiene un valor de mercado observable fueron ajustadas a su valor de mercado, afectando las utilidades.

Otros Activos:
Estos activos representan erogaciones por los cuales los beneficios serán recibidos en años futuros, e incluyen:

· El equipo de refrigeración de procedencia nacional se actualiza aplicando los factores inflacionarios. El de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año. El equipo de refrigeración es amortizado con base en una vida útil promedio de aproximadamente cinco años a partir de 2003 y de tres años en 2002 y 2001.

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base en el plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Hasta 2002, la amortización se registraba dentro de los gastos de operación. A partir de 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Registro de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, los cuales se capitalizados de acuerdo con las disposiciones establecidas en el boletín C-8 ("Activos Intangibles" ("C-8") y se amortizan con base en el método de línea recta en un período de cuatro años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el año en que se incurren.

Las mejoras en propiedades arrendadas, son actualizadas con base a factores inflacionarios y se amortizan en línea recta de acuerdo al plazo de los contratos de arrendamiento.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en años futuros. A partir de 2003, la Compañía empieza a aplicar el C-8, el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Antes de 2003, el exceso en el precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios, era considerado como crédito mercantil. Con la adopción del C-8,

la Compañía considera ese exceso. como derechos para producir y distribuir productos de la manera Coca-Cola. La Compañía clasifica sus activos intangibles en: activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida indefinida no son amortizados. Están sujetos a una revisión periódica de deterioro y consisten en derechos de distribución y acuerdos para embotellar de Coca-Cola FEMSA que representan los derechos de producir, empaquetar, distribuir y vender bebidas con la marca registrada Coca-Cola en los territorios adquiridos. Estos acuerdos son contratos estándar que The Coca-Cola Company lleva a cabo con embotelladores fuera de Estados Unidos de América para la venta de los concentrados de ciertas marcas registradas de refresco de Coca-Cola. Los principales acuerdos para embotellar tienen términos de diez años. Dichos acuerdos son renovados automáticamente por 10 años sujetos a la no renovación de cualquiera de las partes (con notificación a la otra parte). Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se reexpresan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del período.

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil es registrado en la moneda local de cada una de las subsidiarias en donde la inversión fue realizada y actualizada con los factores inflacionarios del país de origen y convertidos al tipo de cambio que se registró al final del periodo. El crédito mercantil es amortizado en un periodo no mayor a veinte años.

j) Deterioro del Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y de otros activos de larga duración para reconocer un deterioro en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos estimados de efectivo descontados que ese activo va a generar en el futuro contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio por la cantidad que exceda el valor en libros al valor de mercado.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de la Compañía. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company, se registra en la cuenta de "Otros activos".

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos largo plazo. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones, a través de fideicomisos irrevocables a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

n) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los mismos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

o) Gastos de Operación:
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

p) Impuesto Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son cargados a los resultados del año en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del año y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

q) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda local al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del año. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero que se considera una cobertura económica de la misma adquisición.

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero que se consideran como una cobertura económica de la misma adquisición

El resultado por posición monetaria de las subsidiarias en el extranjero es convertido a pesos mexicanos utilizando el tipo de cambio al cierre del año.

r) Instrumentos Financieros:
La Compañía contrata frecuentemente instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación. Si el instrumento se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio de 2001 como cambios en principios contables, neto de su efecto fiscal.

s) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores inflacionarios de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

t) Utilidad Neta Integral:
La utilidad neta integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en los Estados de Variaciones en las Cuentas del Capital Contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
4 REFRESCOS Y AGUAS MINERALES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORPORACION INTERAMERICANA DE BEBIDAS	EMBOTELLADO Y DISTRIBUCION	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(912,654)**	**0**
ASOCIADAS					
1 I.E.Q. S.A.	EMBOTELLADO	98,232	33.68	59,692	144,119
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	33,988
3 BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	62,137
4 TAPON CORONA	MATERIAL DE EMPAQUE	20,232	1.48	20,285	915
5 KSP	BEBIDAS	226,647	0.22	78,747	83,408
6 METALFORMA		2,850	31.00	1,843	3,614
7 INDUSTRIA MEXICANA DE RECICLAJE, S.A. DE C.V.	RECICLAJE	35,000	35.00	77,710	77,710
8 CIA DE SERVICIOS DE BEBIDAS REFRESCANTES SA DE CV	DISTRIBUCION DE BEBIDAS	26,000	26.00	26,000	26,000
9 OTRAS		2	1.00	21,923	3,981
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**352,702**	**435,872**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**435,872**

OBSERVACIONES

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,162,620	0	0	0
WACHOVIA BANK	15/01/2012	4.00	0	0	0	0	0	0	0	0	0	0	0	0	0	540,655
BANAMEX	10/02/2006	9.91	590,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SINDICADO VARIOS	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	3,250,397	0
ITAU-BUEN AYRE	16/12/2005	6.98	0	0	0	0	0	0	0	0	128,197	0	0	0	0	0
GE CAPITAL	02/01/2008	9.44	0	0	0	0	0	0	0	0	1,821	5,464	9,017	1,821	0	0
CAJA MADRID	27/05/2009	4.48	0	0	0	0	0	0	0	0	0	0	0	0	162,197	0
STANDARD CHARTERED BANK	27/05/2012	4.28	0	0	0	0	0	0	0	0	0	0	0	0	0	540,655
VARIOS / INTERESES	31/12/2005		393,828	0	0	0	0	0	0	0	8,153	0	0	0	0	0
SCOTIA BANK INVERLAT	23/04/2010	10.01	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	08/07/2015	10.14	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	05/08/2015	9.87	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	24/03/2011	10.01	0	1,230,000	0	0	0	0	0	0	0	0	0	0	0	0
B COLOMBIA	16/08/2006	8.81	0	0	0	0	0	0	0	0	0	212,521	0	0	0	0
B COLOMBIA	09/08/2007	9.79	0	0	0	0	0	0	0	0	0	0	161,752	0	0	0
SCOTIA BANK INVERLAT	23/04/2012	10.01	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INDUSTRIAL SA	29/12/2006	6.50	0	0	0	0	0	0	0	0	0	0	40,969	0	0	0
CITI BANK ARGENTINA	05/05/2006	7.23	0	0	0	0	0	0	0	0	0	170,929	0	0	0	0
BARCLAYS BANK PLC	30/06/2012	3.87	0	0	0	0	0	0	0	0	0	0	0	0	0	270,328
SANTANDER SERFIN	15/04/2015	10.03	0	1,600,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			983,828	4,930,000	0	0	0	0	0	0	136,171	388,914	2,374,358	1,821	3,412,594	1,351,638

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	20/04/2007	10.27	0	1,905,753	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/04/2008	11.37	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	11/07/2008	10.88	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	10/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
EMISION DE OBLIGACIONES UDIS	13/11/2006	8.65	0	1,417,997	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			0	8,573,750	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
PROVEEDORES																
CONCENTRADO	31/10/2005		788,566	0	0	0	0	0	0	0	0	443,931	0	0	0	0
AZUCAR	31/10/2005		95,368	0	0	0	0	0	0	0	0	83,276	0	0	0	0
ENVASE	31/10/2005		3,996	0	0	0	0	0	0	0	0	14,561	0	0	0	0
PREFORMA	31/10/2005		636,543	0	0	0	0	0	0	0	0	185,386	0	0	0	0
EMPAQUE	31/10/2005		38,046	0	0	0	0	0	0	0	0	182,093	0	0	0	0
ETIQUETA	31/10/2005		8,328	0	0	0	0	0	0	0	0	3,746	0	0	0	0
REFACCIONES	31/10/2005		53,833	0	0	0	0	0	0	0	0	48,385	0	0	0	0
MKT	31/10/2005		196,665	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS	31/10/2005		397,940	0	0	0	0	0	0	0	0	544,465	0	0	0	0
TOTAL PROVEEDORES			2,219,285	0	0	0	0	0	0	0	0	1,505,843	0	0	0	0

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS			1,109,485	0	0	0	0	0	0	0	0	1,616,503	3	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,109,485	0	0	0	0	0	0	0	0	1,616,503	3	0	0	0
TOTAL			4,312,598	13,503,750	0	0	0	0	0	0	136,171	3,511,260	2,374,361	1,821	3,412,594	1,351,638

OBSERVACIONES

AL 30 DE SEPTIEMBRE DE 2005, EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES DE 10.8131.

EXISTEN ALGUNOS PRESTAMOS CUYAS TASAS DE INTERESES CUENTAN CON COBERTURA ADICIONALE (SWAPS). EN ESTE CASO, LAS TASAS, INCLUYENDO SWAPS SON:

CERTIFICADOS BURSATILES 20/04/2007 8.37%
CERTIFICADOS BURSATILES 18/04/2008 9.24%
CERTIFICADOS BURSATILES 11/07/2008 8.92%
BBVA BANCOMER 24/03/2011 10.10%
SCOTIA BANK INVERLAT 23/04/2010 10.13%
SCOTIA BANK INVERLAT 23/08/2012 10.06%
HSBC 08/07/2015 9.78%
SANTANDER SERFIN 15/04/2015 9.97%
WACHOVIA BANK 15/01/2012 11.37%
STANDARD CHARTERED BANK 27/05/2012 11.04%
CAJA MADRID 27/05/2009 10.91%

LA FECHA DE PROVEEDORES SE CONSIDERA A 30 DIAS A PARTIR DE LA FECHA DE LA FACTURA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**19,384**	**209,601**	**4,899**	**52,973**	**262,574**
PASIVO	**656,245**	**7,096,043**	**13,523**	**146,226**	**7,242,269**
CORTO PLAZO	14,644	158,347	13,523	146,226	304,573
LARGO PLAZO	641,601	6,937,696	0	0	6,937,696
SALDO NETO	**(636,861)**	**(6,886,442)**	**(8,624)**	**(93,253)**	**(6,979,695)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES DE 10.8131

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	5,010,332	31,196,585	(26,186,253)	0.00	928
FEBRERO	6,945,530	30,895,621	(23,950,091)	0.33	79,794
MARZO	6,167,530	30,812,499	(24,644,970)	0.45	111,080
ABRIL	5,334,613	31,368,705	(26,034,092)	0.35	92,718
MAYO	4,814,623	32,928,812	(28,114,190)	(0.25)	(70,455)
JUNIO	(3,493,947)	32,026,067	(35,520,014)	(0.09)	(34,324)
JULIO	7,002,637	32,252,370	(25,249,733)	0.39	98,815
AGOSTO	4,398,831	28,918,029	(24,519,197)	0.12	29,278
SEPTIEMBRE	2,106,122	28,425,902	(26,319,781)	0.40	105,484
ACTUALIZACION:	0	0	0	0.00	2,740
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	65
OTROS	0	0	0	0.00	0
TOTAL					**416,123**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,669,193	58
GUATEMALA	ELABORACION Y EMBOTELLADO	35,090	69
NICARAGUA	ELABORACION Y EMBOTELLADO	47,463	56
COSTA RICA	ELABORACION Y EMBOTELLADO	53,347	62
PANAMA	ELABORACION Y EMBOTELLADO	52,681	34
COLOMBIA	ELABORACION Y EMBOTELLADO	303,266	52
VENEZUELA	ELABORACION Y EMBOTELLADO	289,766	60
BRASIL	ELABORACION Y EMBOTELLADO	449,628	54
ARGENTINA	ELABORACION Y EMBOTELLADO	186,564	75

OBSERVACIONES

LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE CAJAS UNIDAD (CAJA DE 24 BOTELLAS DE 8 ONZAS CADA UNA).

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA	1,791,456	18,815,809	768,615	21,108,825		COCA-COLA, SPRITE,	CONSUMIDOR FIN/
		0	0			COCA-COLA LIGHT,	
		0	0			SPRITE CERO, FANTA,	
		0	0			FRESCA, CIEL, CIEL	
		0	0			MINERALIZADA,	
		0	0			DELAWARE PUNCH,	
		0	0			SENZAO, BEAT, LIFT	
		0	0			POWERADE, NESTEA,	
		0	0			MICKEY AVENTURAS	
		0	0			DASANI, CIEL	
		0	0			AQUARIUS	
TOTAL		18,815,809		21,108,825			

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA		0	628,140	15,834,115		COCA-COLA,	CONSUMIDOR FIN/
		0	0			AGUA CLUB K,	
		0	0			AGUA NATURAL,	
		0	0			AGUA NAYA, ALPINA	
		0	0			BAVARIA,	
		0	0			BLACK FIRE,	
		0	0			CANADA DRY	
		0	0			CHINOTTO,FANTA	
		0	0			FRESCA, GINGER ALE,	
		0	0			HI-C, HIT COLA,JUIZ	
		0	0			KIST,	
		0	0			KUAT, COCA-COLA	
		0	0			LIGHT.	
		0	0			CEPITA, CARIOCA	
		0	0			DASANI	
TOTAL				15,834,115			

OBSERVACIONES

EL VOLUMEN SE PRESENTA EN MILES DE CAJAS UNIDAD (24 BOTELLAS DE 8 ONZAS CADA UNA)

LA PARTICIPACION DE MERCADO NO ESTA DISPONIBLE.

LAS VENTAS EN EL EXTRANJERO SON DE NUESTRAS SUBSIDIARIAS EN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA, BRASIL Y ARGENTINA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: 3 ANO: 2005

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		3	844,078,519		844,078,519		375,097	
D		3	731,545,678			731,545,678	325,089	
L		3	270,906,004			270,906,004	120,386	
TOTAL			**1,846,530,201**	**0**	**844,078,519**	**1,002,451,682**	**820,572**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,530,201

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen y de acuerdo con los principios de contabilidad generalmente aceptados en cada país. Para su incorporación en los estados financieros consolidados de la Compañía, son ajustados a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del año aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del año.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Cuando la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del resultado integral de financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el resultado integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el resultado integral de financiamiento.

Cuando la Compañía no designe una cobertura económica, la fluctuación cambiaria y la ganancia o pérdida por posición monetaria se registran dentro del resultado integral de financiamiento.

El resultado por posición monetaria y la ganancia o pérdida cambiaria en saldos intercompañias, denominados en moneda extrajera, que son considerados como una inversión de largo plazo ya que su liquidación no ha sido planeada en un futuro cercano, es reflejada como parte del resultado por conversión en el capital contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF　　　　FECHA: 28/10/2005　10:59

COCA-COLA FEMSA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: COCA-COLA FEMSA. S.A. DE C.V.
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 50815100
FAX: 52923473
DIRECCION DE INTERNET: www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: CCF9305145C9
DOMICILIO GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO .D.F.
TELEFONO: (55)50815100
FAX: (55)52923472
E-MAIL: idavila@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO

CLAVE DE COTIZACION: KOF FECHA: 28/10/2005 10:59
COCA-COLA FEMSA, S.A. DE C.V.

NOMBRE: ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)8328-60-28
FAX: (81)8328-60-29
E-MAIL: vchaval@femsa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. CARLOS SALAZAR LOMELIN
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600
COLONIA: CENTRO CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50815100
FAX: (55)52923473
E-MAIL: csalazar@kof.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE: ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50815100
FAX: (55)52923473
E-MAIL: htrevino@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVC
NOMBRE: LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE

CLAVE DE COTIZACION: **KOF** FECHA: 28/10/2005 10:59

COCA-COLA FEMSA, S.A. DE C.V.

C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: jdavila@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO: GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE: C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: fvillarreal@kof.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE: ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: htrevino@kof.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)83-28-61-80

CLAVE DE COTIZACION: KOF — FECHA: 28/10/2005 10:59

COCA-COLA FEMSA, S.A. DE C.V.

FAX: (81)83-28-61-81
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO SUPLENTE
NOMBRE: SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: VELLA VISTA
C. POSTAL: 06500
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)8328-50-00
FAX: (81)8375-48-99
E-MAIL: dagon@femsa.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE: LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-20
FAX: (55)52-92-34-74
E-MAIL: afernandeze@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVC
NOMBRE: LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: idavila@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** FECHA: 28/10/2005 10:59

COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVC
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	idavila@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ
DIRECTOR ADMINISTRATIVO Y DE FINANZAS

LIC. JAVIER EDUARDO DAVILA PARAS
DIRECTOR ADMINISTRATIVO

MEXICO, D.F., A 28 DE OCTUBRE DE 2005

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
COCA-COLA FEMSA, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)



Date: October 28, 2005

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer